UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On April 22, 2008, CorpBanca notified the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros) of the results of the board of directors meeting of CorpBanca held on April 22, 2008, approving its program to repurchase shares (the “Share Repurchase Program”) previously approved by its shareholders at the Extraordinary Shareholders’ Meeting of CorpBanca held on April 15, 2008. An unofficial English translation of the letter is attached hereto as Exhibit 99.1.

On April 24, 2008, CorpBanca published a notice in the Chilean newspaper La Tercera of the results of its board of directors meeting held on April 22, 2008 approving the terms and conditions of the Share Repurchase Program. An unofficial English translation of the notice is attached hereto as Exhibit 99.2.

On April 29, 2008, CorpBanca published a notice in the Chilean newspapers La Tercera and Diario Financiero announcing the terms of the Share Repurchase Program. An unofficial English translation of the notice is attached hereto as Exhibit 99.3.

On May 5, 2008 and May 7, 2008, CorpBanca issued press releases announcing the details of a conference call to discuss its first quarter 2008 results. The press releases are attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: May 8, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of CorpBanca’s letter to the Chilean Superintendency of Securities and Insurance dated April 22, 2008, providing notice of the results of the board of directors meeting of CorpBanca held on April 22, 2008, approving the Share Repurchase Program.

99.2	Unofficial English language translation of CorpBanca’s announcement of the results of its board of directors meeting held on April 22, 2008, published on April 24, 2008 in the Chilean newspaper La Tercera.

99.3	Unofficial English language translation of CorpBanca’s announcement of the terms of the Share Repurchase Program, published on April 29, 2008 in the Chilean newspapers La Tercera and Diario Financiero.

99.4	Press releases announcing the details of a conference call to discuss CorpBanca’s first quarter 2008 results.